UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 0-233-59
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☐ Form 11-K ☐ Form 20-F ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Full name of registrant	Anchor Glass Container Corporation

Former name if applicable

Address of principal executive office (Street and number)

One Anchor Plaza, 4343 Anchor Plaza Parkway

City, state and zip code	Tampa, Florida 33634-7513

PART II — RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
          State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)
On August 2, 2005, management of the Registrant concluded that $4.5 million of payments received from a customer during June 2003 had not been accounted for properly. The impact of the improper accounting, net of other adjustments, referred to below, is to overstate operating income and net income/loss for the June 2003 quarter by $4.2 million. However, because key factual issues remain unresolved, management has not yet been able to determine the correct accounting for the $4.5 million for periods subsequent to June 2003.
The Registrant’s management has also determined that the Registrant’s accounting for two other transactions with the same customer were recorded in error, resulting, on a preliminary basis, in an overstatement of net income/loss during 2001 and 2002 of approximately $2.0 million and $1.4 million, respectively, and an understatement of net income/loss during 2003 and 2004 of approximately $500,000 and $1.3 million, respectively.
As a result, the financial statements of the Registrant for the years 2001, 2002, 2003 and 2004 (as contained in the Registrant’s annual reports on Form 10-K for the years ended December 31, 2004 and 2003) and for each of the quarters therein should not be relied upon. Additionally, the interim financial statements for the periods ended March 31, 2005 and 2004, as contained in the quarterly report on Form 10-Q for the period ended March 31, 2005, should not be relied upon.
The Registrant’s audit committee has commenced a review of these transactions and has retained Jones Day as its independent legal counsel in connection with the review.
The Registrant stated that these errors reflect material weaknesses in the Registrant’s internal controls over financial reporting. Accordingly, management’s assertions contained in the Registrant’s annual report on Form 10-K for the year ended December 31, 2004 should no longer be relied on.
The filing of the Registrant’s Form 10-Q for the quarter ended September 30, 2005 will be delayed pending resolution of key factual issues and other matters.

PART IV — OTHER INFORMATION
          (1)      Name and telephone number of person to contact in regard to this notification

Mark Burgess	(813)884-0000

(Name)	(Area code) (Telephone Number)
          (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☑ No
     Quarterly Report on Form 10-Q for the quarter ending June 30, 2005 has not been filed pending resolution of key factual issues and other matters as noted above.
          (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☑ Yes ☐ No
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Notwithstanding the adjustments discussed above, the Registrant expects to report a loss in the third quarter of 2005, comparable to the loss reported in the first quarter of 2005, and greater than the net loss reported in the third quarter of 2004, primarily as a result of lower sales volumes and increasing costs for energy, freight and raw materials and the Registrant’s inability to fully pass through the higher costs to its customers.
Anchor Glass Container Corporation
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2005	By:	/s/ Mark S. Burgess
Mark S. Burgess
Chief Executive Officer

3